TATE & LYLE



ingredients of quality

interim report 2003

Tate & Lyle is a global leader in carbohydrate processing. Our brands and high-quality ingredients add value to consumer products around the world.

statement from the chairman and chief executive

Comparisons are with the six months to 30 September 2002 unless stated otherwise.

Overview

Profit before tax, goodwill amortisation and exceptional items for the six months to 30 September 2003 was £119 million. As expected, this was less than the £126 million achieved in the corresponding period, which included the benefit of £5 million of unusual interest credits. Underlying trading was in line with our internal expectations, and benefited from an improved performance from Amylum.

The lower interest charge enabled us to improve interest cover to 8.5 times in the half year to 30 September 2003 (7.2 times).

We announced on 31 July 2003 the completion of the sale of Orsan, the monosodium glutamate production unit in France. The consideration received to date was £33 million. There is a further £8 million due in the second half year subject to closing balance sheet adjustments.

The Board has declared an interim dividend of 5.6p per share, an increase of 0.1p (1.8%). This will be paid on 13 January 2004 to shareholders registered on 5 December 2003.

Results for the six months to 30 September 2003

Sales were £1,663 million (£1,646 million). Sales from continuing operations were also £1,663 million (£1,584 million). Profit before interest and exceptional items was £133 million (£144 million) before a £4 million (£4 million) charge for amortisation of goodwill. Exchange translation reduced profit before interest by £1 million. The margin of profit before interest, goodwill amortisation and exceptional items to sales was 8.0% (8.7%).

The interest charge of £14 million (£18 million) was lower than in the comparative period and benefited from a substantial reduction in average net debt.

Profit before tax, goodwill amortisation and exceptional items was £119 million (£126 million). Exchange translation reduced profit before tax by £2 million (£1 million), with the impact of the weaker US dollar being partially offset by the strength of the euro.

Profit before tax but after goodwill amortisation and exceptional items was £111 million (£129 million).

The charge for exceptional items of £4 million (gain £7 million) primarily related to closure costs of the citric acid facility in Mexico.

The rate of tax on profit before goodwill amortisation and exceptional items was 29.4% (year to 31 March 2003, 30.7%).

Diluted earnings per share before goodwill amortisation and exceptional items were 17.7p (18.0p), and after exceptional items and goodwill amortisation were 16.3p (18.8p).

The Group continued to generate strong operating cashflow of £156 million (£198 million). Capital expenditure totalled £53 million (£31 million) and investment committed to the astaxanthin joint venture totalled £15 million (£0 million). Since 31 March 2003 net debt has reduced by £18 million to £453 million.

Segmental Analysis of Profit before Interest and Exceptional Items

Americas

Profits in the segment were £58 million, £20 million lower than in the comparative period with exchange translation accounting for £4 million of the reduction.

Profits at Staley were lower, reflecting higher corn and manufacturing costs, including energy and pension costs. Increased corn costs were partially mitigated through better by-product returns, in particular corn oil. Industry demand for corn-based sweeteners was flat and margins were maintained.

statement from the chairman and chief executive continued

Progress was again made in the value-added food ingredients segment. The industrial starch market benefited from improved selling prices and a better product mix.

Citric acid spot selling prices improved for the first time in three years. This was due to a tightening of supply from the closure of our Mexican plant (completed ahead of target in July 2003), the announced conversion of a part of our UK facility to a new product, astaxanthin, together with plant shutdowns by some of our competitors.

Almex in Mexico remains profitable despite the impact of the tax on soft drinks containing high fructose corn syrup. Occidente, our Mexican cane sugar producer, improved due to higher selling prices as a result of the same tax.

Redpath, our Canadian sugar refiner, performed well although results were lower than in the prior period, principally due to higher costs and a mark to market loss on inventory.

Europe

Profits in the segment improved to £71 million, £12 million higher than in the comparative period. Exchange translation increased profit by £3 million.

Amylum, our European cereal sweetener and starch business, reported higher profits. Whilst there was an improvement in volumes, selling prices were lower than in the comparative period. Raw material prices were lower but hot weather reduced new crop expectations and both wheat and maize prices have subsequently risen sharply. We intend to mitigate these with selling price increases in the second half and have already achieved acceptable price rises in those contracts renewed to date. By-product revenues have, so far, remained robust despite the high protein wheat crop, which lowers demand by bakers for vital wheat gluten. Amylum's Eastern European operations continued to perform well. Orsan France, the monosodium glutamate producer that was sold on 31 July 2003, made a loss of £1 million in the period up to disposal.

The integration programme is on track to deliver a gross benefit of £50 million in the full year, with costs incurred in the year expected to be below £10 million.

Our sugar refineries in London and Lisbon continue to produce stable profits and generate good cashflow. The benefits of improved efficiencies and the impact of a stronger euro were partially offset by higher pension costs.

In Eastern Sugar, market disruption continued in the Czech Republic, and overall the business reported a small loss.

Rest of the World

Profit in the segment was £4 million (£5 million). Sugar selling prices at Nghe An Tate & Lyle Sugar Company in Vietnam were lower and sugar trading returned to a more normal level after a particularly strong performance in the second half of last year.

Other Segments

In the Animal Feed and Bulk Storage segment, the molasses business faced competitive market conditions in Europe.

The Other Businesses and Activities segment was lower, partially due to higher pension charges within central costs. Our reinsurance business traded profitably.

The European Parliament has completed the final political processes required to amend the EU Sweeteners Directive to approve sucralose for use in a wide variety of foods and beverages throughout the EU. The next steps to formal publication of the amendment are procedural and should result in the member countries modifying their food laws by the end of 2004 at latest.

Retirement Benefits

The actuarial review at 31 March 2003 of our largest UK pension fund disclosed a small deficit of £13 million under SSAP 24. This deficit and future costs of the scheme will be funded over five years. As a result of this and

changes to the actuarial assumptions in valuing the US funds, the pension charge will be £3 million higher than expected for the year to March 2004 at around £29 million. Total pension cash contributions for the year are projected at £33 million compared to £61 million in the year to March 2003.

Under FRS 17, the deficit for pension and healthcare liabilities has improved from £300 million at March 2003 to £296 million in September 2003. If the accounts had been prepared under FRS 17, the profit before tax would have been £1 million lower and net assets reduced by £124 million.

Directors

As previously announced, Iain Ferguson joined the Board as an executive director and took up his position as Chief Executive on 1 May 2003. Stanley Musesengwa was appointed to the Board as an executive director on 2 April 2003 and became Chief Operating Officer on 1 May 2003.

On 5 November 2003 we announced the appointment of Richard Delbridge as senior independent non-executive director and David Fish and Evert Henkes as non-executive directors, all with effect from 1 December 2003. It was also announced that Mary Jo Jacobi, who became a non-executive director of Tate & Lyle in October 1999, had informed the Board that due to her executive commitments at Shell International Limited, she will not be standing for re-election as a director at the Annual General Meeting in July 2004.

Outlook

While control of costs will always be a priority issue, the delivery of higher profits in the second half of this year than in the comparative period last year will be significantly influenced by our success in selling price negotiations; firstly to recover the prevailing substantially higher wheat and corn costs in Europe, and secondly to achieve a satisfactory outcome in the annual sweetener pricing round in the USA. These are the principal short-term objectives to which we are fully committed and we anticipate success.

Sir David Lees Chairman
6 November 2003

Iain Ferguson Chief Executive
6 November 2003

group profit and loss account

unaudited results for the 6 months to 30 September 2003

	Unaudited 6 months to 30 Sept 2003 £ million	Unaudited 6 months to 30 Sept 2002 £ million	Audited Year to 31 March 2003 £ million
Sales			
Group subsidiaries	**1 510**	1 482	2 849
Share of joint ventures and associates	**153**	164	318
	1 663	1 646	3 167
Group operating profit before goodwill amortisation	**110**	122	219
Goodwill amortisation	**(4)**	(4)	(8)
Operating exceptional items – impairment of assets	**–**	–	(39)
Group operating profit	**106**	118	172
Share of operating profits of joint ventures and associates	**23**	22	35
Total operating profit	**129**	140	207
Non-operating exceptional items:			
Write-downs on planned sales of businesses	**–**	–	(12)
Exceptional (loss)/profit on sale or termination of businesses	**(3)**	8	(19)
Exceptional loss on sale of fixed assets	**(1)**	(1)	(1)
Profit before interest	**125**	147	213
Net interest payable	**(13)**	(17)	(29)
Share of joint ventures' and associates' interest	**(1)**	(1)	3
Profit before taxation	**111**	129	187
Taxation	**(35)**	(38)	(57)
Profit after taxation	**76**	91	130
Minority interests	**1**	(1)	2
Profit for the period	**77**	90	132
Dividends paid and proposed	**(26)**	(26)	(86)
Retained profit	**51**	64	46
Earnings per share (Note 2)			
– basic	**16.3p**	18.9p	27.8p
– diluted	**16.3p**	18.8p	27.7p

Before goodwill amortisation and exceptional items			
Profit before taxation (£ million)	**119**	126	228
Diluted earnings per share (pence)	**17.7**	18.0	33.0

group balance sheet

summarised balance sheet as at 30 September 2003

	Unaudited 30 Sept 2003 £ million	Unaudited 30 Sept 2002 £ million	Audited 31 March 2003 £ million
Fixed assets			
Intangible assets	**146**	149	154
Tangible assets	**1 131**	1 210	1 176
Investments	**272**	240	235
	1 549	1 599	1 565
Current assets			
Stocks	**253**	305	310
Debtors	**425**	350	398
Investments and cash at bank and in hand (Note 3)	**92**	120	172
	770	775	880
Creditors – due within one year			
Borrowings (Note 3)	**(1)**	(72)	(100)
Other	**(428)**	(397)	(493)
Net current assets	**341**	306	287
Total assets less current liabilities	**1 890**	1 905	1 852
Creditors – due after more than one year			
Borrowings (Note 3)	**(544)**	(560)	(543)
Other	**(10)**	(2)	(4)
Provisions for liabilities and charges	**(252)**	(274)	(261)
Total net assets	**1 084**	1 069	1 044
Capital and reserves			
Called up share capital	**123**	123	123
Share premium account and other reserves	**489**	490	487
Profit and loss account	**433**	419	402
Shareholders' funds	**1 045**	1 032	1 012
Minority interests	**39**	37	32
	1 084	1 069	1 044

combined statement of total recognised gains and losses and reconciliation of movements in shareholders' funds

for the 6 months to 30 September 2003

	Unaudited 6 months to 30 Sept 2003 £ million	Unaudited 6 months to 30 Sept 2002 £ million	Audited Year to 31 March 2003 £ million
Profit for the period	**77**	90	132
Currency difference on foreign currency net investments	**(11)**	(76)	(66)
Taxation on exchange differences on foreign currency net investments	**(8)**	–	(21)
Total recognised gains for the period	**58**	14	45
Dividends	**(26)**	(26)	(86)
Issue of shares	**1**	1	1
Goodwill transferred to profit and loss account	**–**	–	9
Net increase/(reduction) in shareholders' funds	**33**	(11)	(31)
Opening shareholders' funds	**1 012**	1 043	1 043
Closing shareholders' funds	**1 045**	1 032	1 012

statement of cash flows

for the 6 months to 30 September 2003

	Unaudited 6 months to 30 Sept 2003 £ million	Unaudited 6 months to 30 Sept 2002 £ million	Audited Year to 31 March 2003 £ million
Operating profit	106	118	172
Depreciation of tangible fixed assets	52	56	110
Operating exceptional items – impairment of assets	–	–	39
Amortisation of goodwill	4	4	8
Change in working capital	(6)	20	(6)
Provisions against fixed asset investments	–	–	1
Net cash inflow from operating activities	156	198	323
Dividends from joint ventures and associates	4	2	10
Returns on investment and servicing of finance			
Net interest paid	(23)	(10)	(21)
Dividends paid to minority interests in subsidiary undertakings	–	–	(2)
	(23)	(10)	(23)
Taxation (paid)/received	(24)	5	(7)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(53)	(31)	(75)
Sale of tangible fixed assets	–	–	1
Purchase of fixed asset investments	(25)	(15)	(15)
Sale of fixed asset investments	–	12	4
	(78)	(34)	(85)
Acquisitions and disposals			
Sale of businesses	34	16	55
Equity dividends paid	(61)	(58)	(84)
Net cash inflow before financing and management of liquid resources	8	119	189

Reconciliation of cash flow to net debt			
Net cash inflow before financing and management of liquid resources	8	119	189
Changes in debt not involving cash flow:			
– Exchange movements	(3)	9	(19)
– Redemption/(amortisation) of bond discount	13	(1)	(2)
Reduction in net borrowings	18	127	168
Net borrowings at start of period	(471)	(639)	(639)
Net borrowings at end of period	(453)	(512)	(471)

segmental analysis of sales

for the 6 months to 30 September 2003

6 months to 30 September 2003 (unaudited)	Continuing activities £ million	Discontinued activities £ million	Total sales £ million
Sweeteners and starches – Americas	**643**	**–**	**643**
– Europe	**691**	**–**	**691**
– Rest of the world	**221**	**–**	**221**
	1 555	**–**	**1 555**
Animal feed and bulk storage	**107**	**–**	**107**
Other businesses and activities	**1**	**–**	**1**
	1 663	**–**	**1 663**

6 months to 30 September 2002 (unaudited reclassified)			
Sweeteners and starches – Americas	618	11	629
– Europe	662	–	662
– Rest of the world	179	–	179
	1 459	11	1 470
Animal feed and bulk storage	109	51	160
Other businesses and activities	16	–	16
	1 584	62	1 646

Comparative figures have been reclassified to include within discontinued activities not only the results of Western Sugar which was included within discontinued activities in 2002, but also the North American molasses and storage businesses which were disposed during the second half of last year and classified as discontinued activities in the year ended 31 March 2003.

Year to 31 March 2003 (audited)			
Sweeteners and starches – Americas	1 137	10	1 147
– Europe	1 331	–	1 331
– Rest of the world	354	–	354
	2 822	10	2 832
Animal feed and bulk storage	227	81	308
Other businesses and activities	27	–	27
	3 076	91	3 167

Included in the analysis of total sales are the following amounts relating to associates and joint ventures:

	6 months to 30 Sept 2003 £ million	6 months to 30 Sept 2002 £ million	Year to 31 March 2003 £ million
Sweeteners and starches – Americas	**64**	74	145
– Europe	**86**	87	167
– Rest of the world	**1**	1	2
	151	162	314
Animal feed and bulk storage	**2**	2	4
Other businesses and activities	**–**	–	–
	153	164	318

segmental analysis of profit before taxation

for the 6 months to 30 September 2003

6 months to 30 September 2003 (unaudited)	Continuing activities £ million	Discontinued activities £ million	Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
Sweeteners and starches – Americas	**58**[1]	**–**	**58**[1]	**(4)**	**54**[1]
– Europe	**71**[1]	**–**	**71**[1]	**–**	**71**[1]
– Rest of the world	**4**	**–**	**4**	**–**	**4**
	133	**–**	**133**	**(4)**	**129**
Animal feed and bulk storage	**2**	**–**	**2**	**–**	**2**
Other businesses and activities	**(6)**	**–**	**(6)**	**–**	**(6)**
	129	**–**	**129**	**(4)**	**125**
Net interest expense			**(14)**	**–**	**(14)**
Profit before taxation			**115**	**(4)**	**111**

[1]These profit figures include £2 million of goodwill amortisation.

6 months to 30 September 2002 (unaudited)	Continuing activities £ million	Discontinued activities £ million	Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
Sweeteners and starches – Americas	77[2]	1	78[2]	7	85[2]
– Europe	59[2]	–	59[2]	–	59[2]
– Rest of the world	5	–	5	–	5
	141	1	142	7	149
Animal feed and bulk storage	3	(1)	2	–	2
Other businesses and activities	(4)	–	(4)	–	(4)
	140	–	140	7	147
Net interest expense			(18)	–	(18)
Profit before taxation			122	7	129

[2]These profit figures include £2 million of goodwill amortisation.

Comparative figures have been reclassified to include within discontinued activities not only the results of Western Sugar which was included within discontinued activities in 2002, but also the North American molasses and storage businesses which were disposed during the second half of last year and classified as discontinued activities in the year ended 31 March 2003.

Year to 31 March 2003 (audited)	Continuing activities £ million	Discontinued activities £ million	Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
Sweeteners and starches – Americas	135[3]	1	136[3]	(25)	111[3]
– Europe	107[3]	–	107[3]	(12)	95[3]
– Rest of the world	11	–	11	4	15
	253	1	254	(33)	221
Animal feed and bulk storage	4	(2)	2	1	3
Other businesses and activities	(10)	–	(10)	(1)	(11)
	247	(1)	246	(33)	213
Net interest expense			(26)	–	(26)
Profit before taxation			220	(33)	187

[3]These profit figures include £4 million of goodwill amortisation.

notes to the interim financial statements

for the 6 months to 30 September 2003

1. Non-operating exceptional items

6 months to 30 September 2003 (unaudited)	Loss before tax £ million	Tax £ million	Minority interest £ million	Profit/(loss) for the period £ million
Loss on termination of business	(3)	–	1	(2)
Loss on sale of fixed assets	(1)	–	–	(1)
	(4)	–	1	(3)

2. Earnings/(losses) per share

The basic earnings per share of 16.3p (6 months to 30 September 2002 – 18.9p, year to 31 March 2003 – 27.8p) are calculated by dividing profits after taxation and minority interests and preference dividend of £77 million (September 2002 – £90 million; March 2003 – £132 million), by the weighted average number of ordinary shares in issue during the period of 471,865,263 (September 2002 – 475,039,721; March 2003 – 474,264,888). The diluted earnings per share are calculated on the assumptions that the outstanding options over 2,321,125 shares had been exercised and that the funds so generated would be used to purchase 1,492,635 ordinary shares at the average price during the period of 329.5p, thereby increasing the average number of shares to 472,693,754.

	Earnings/(losses)			Diluted earnings/(losses) per share		
	6 months to 30 Sept 2003 £ million	6 months to 30 Sept 2002 £ million	Year to 31 March 2003 £ million	**6 months to 30 Sept 2003 pence**	6 months to 30 Sept 2002 pence	Year to 31 March 2003 pence
Diluted earnings of the period	**77**	90	132	**16.3**	18.8	27.7
Goodwill amortisation	**4**	4	8	**0.8**	0.8	1.7
Exceptional items	**3**	(8)	17	**0.6**	(1.6)	3.6
Diluted earnings before goodwill amortisation and exceptional items	**84**	86	157	**17.7**	18.0	33.0

The exceptional items recognised in the 6 months to 30 September 2003 include a tax credit of £nil million and minority interest credit of £1 million (6 months to 30 September 2002 – tax credit of £1 million, year to 31 March 2003 – tax credit of £13 million and minority interest credit of £3 million).

3. Analysis of net debt

	Unaudited 30 Sept 2003 £ million	Unaudited 30 Sept 2002 £ million	Audited 31 March 2003 £ million
Investments and cash at bank and in hand	**92**	120	172
Borrowings due within one year	**(1)**	(72)	(100)
Borrowings due after more than one year	**(544)**	(560)	(543)
	(453)	(512)	(471)

4. Average exchange rates

US Dollar £1 = $	**1.61**	1.50	1.54
Euro £1 = €	**1.43**	1.58	1.56

5. Period end exchange rates

US Dollar £1 = $	**1.66**	1.57	1.58
Euro £1 = €	**1.43**	1.59	1.45

6. Basis of preparation

The foregoing accounts are prepared on the basis of the accounting policies set out in the 2003 Annual Report for the year to 31 March 2003. The balance sheet as at 31 March 2003 has been abridged from the full Group accounts, which received an auditors' report which was unqualified and did not contain any statement concerning accounting records or failure to obtain necessary information and explanations. The full Group accounts have been delivered to the Registrar of Companies. The results for the 6 months to 30 September 2003 and 30 September 2002 and the balance sheets at 30 September 2003 and at 30 September 2002 are neither audited nor reviewed.

Registered Office
Tate & Lyle PLC
Sugar Quay, Lower Thames Street
London EC3R 6DQ
Tel [illegible]
Fax 020 7623 5213

Website
www.tateandlyle.com

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